Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND MARCH 31, 2006

	2007	2006
Net income	$115,513	$55,619

Preferred Stock dividend requirements	(14,647)	(8,625)

Stock options expense	—	(4,023)

Net income attributable to common stockholders	$100,866	$42,971

Weighted average number of common shares and dilutive common equivalent outstanding	17,137,861	15,274,199

Net income per common share	$0.01	$—

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